 Exhibit 99.2

VASTA PLATFORM LIMITED

Av. Paulista, 901, 1st Floor

 Bela Vista, São Paulo – SP

01310-100, Brazil

PROXY STATEMENT

General

The board of directors of Vasta Platform Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on 21 September 2023 at 10:00 a.m., São Paulo time, being 9:00 a.m., Eastern Daylight Time. The AGM will be held at the offices of the Company located at Av. Paulista, 901, 1st Floor, Bela Vista, São Paulo – SP, 01310-100, Brazil.

On 30 August 2023, we first e-mailed to our shareholders the AGM Notice indicating that our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith are available on our website. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com/shareholder-meetings and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares and Class B common shares (together, the “Common Shares”) of the Company as at the close of business on 11 August 2023 New York time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 82,740,225 Common Shares were issued and outstanding, including 18,304,132 Class A common shares and 64,436,093 Class B common shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all Common Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A common share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B common share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. The resolution to be put to the vote at the AGM will each be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on 20 September 2023 to ensure your representation at our AGM.

The manner in which your Common Shares may be voted depends on how your Common Shares are held. If you own Common Shares of record, meaning that your Common Shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, the Notice of the AGM will be e-mailed to you by AST indicating that this proxy statement, the notice of AGM and the proxy card are available on our website. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by proxy or at the AGM, your Common Shares will not be voted.

If you own Common Shares in street name (i.e., you are street shareholder), meaning that your Common Shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of Common Shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the Common Shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your Common Shares in order to vote your Common Shares at the AGM by presenting your voting information card.

Internet Voting

You may cast your Common Shares vote by accessing “www.voteproxy.com”. Follow the on-screen instructions or scan the QR code provided to you on an electronic proxy card. Have your proxy card available when you access the web page.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before Common Shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations department (ir@vastaplatform.com), or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the Common Shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend our AGM in person to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on 20 September 2023.

PROPOSAL 1:

RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

If proxies are properly submitted by signing, dating and returning a proxy card, the Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, the Common Shares represented by the proxies will be voted:

FOR the ratification and approval of our financial statements and the auditor’s report for the fiscal year ended 31 December 2022.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for the ratification and approval of our financial statements and the auditor’s report for the fiscal year ended 31 December 2022.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2022 Annual Report to stockholders on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com/shareholder-meetings and on the SEC’s website at www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By order of the Board of Directors.

/s/ Guilherme Alves Mélega
Name: Guilherme Alves Mélega
Title: Chief Executive Officer

Dated: 30 August 2023

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